Exhibit 4.10

To:

Todos Medical Ltd. (the "Company")

Dear Madam/Sir,

We confirm that we have assigned on September 3, 2015 to A.S. Iber Israel Ltd. private company number 515300952 (the "Assignee") all rights and obligations under the Agreement between us and the Company and confirm that the Company has fulfilled its obligations under the Agreement and all payments thereunder were fully paid by the Company.

Sincerely,

Iberica Investments LLC

We confirm

A.S. Iber Israel Ltd.	Todos Medical Ltd.